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NOV 29 2011
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Fourth Ave Suite 3720

(No. and Street)

Seattle	WA	98154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin 561-981-1007

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP

(Name – *if individual, state last, first, middle name*)

7900 Glades Road, Suite 540	Boca Raton	Florida	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alan Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Securities Corporation, as of November 22, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Johanna A. Garcia
Commission # DD798685
Expires: JUNE 18, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

Notary Public

Signature

C.F.O.

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)

Year ended September 30, 2011

with Report and Supplementary Report of Independent Auditors

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

Year ended September 30, 2011

Contents

S&Co.

SHERB & CO., LLP

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
National Securities Corporation

We have audited the accompanying statement of financial condition of National Securities Corporation. as of September 30, 2011, and the related statements of operations, changes in shareholders' deficit and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Securities Corporation as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Boca Raton, Florida
November 28, 2011

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)
Statement of Financial Condition

September 30, 2011

Assets

Current Assets:		
Cash and cash equivalents	$	2,516,866
Cash deposits with clearing organizations		2,119,374
Due from clearing brokers		1,437,890
Securities held for resale - at market value		
Marketable securities		73,647
Restricted securities		18,510
Accounts receivable, net of allowance for doubtful accounts		155,577
Forgivable loans - employees		461,923
Notes receivable - employees		482,218
Prepaid Insurance		168,358
Prepaid other		238,990
Total Current Assets		7,673,353
Non-Current Assets:		
Property and Equipment, net of accumulated depreciation of $ 1,636,295		472,487
Due from affiliates		65,382
Refundable deposits		78,078
Total Non-Current Assets		615,947
Total Assets	**$**	**8,289,300**

See accompanying notes.

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)
Statement of Financial Condition

September 30, 2011

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable	$	781,712
Accrued payroll and commissions payable		3,448,701
Accrued customer settlements		433,000
Other accrued expenses		724,933
Due to affiliates		4,372
Subordinated borrowings		100,000
Total Liabilities		5,492,718
Shareholder's Equity		
Common stock $0.02 par value, 5,000,000 shares authorized, 100 shares issued and outstanding		2
Additional paid-in-capital		13,704,571
Accumulated deficit		(10,907,991)
Total Shareholder's Equity		2,796,582
Total Liabilities and Shareholder's Equity	**$**	**8,289,300**

See accompanying notes.

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Operations

For the Year Ended September 30, 2011

Revenues:		
Commissions	$	69,004,761
Net dealer inventory gains		2,103,606
Investment banking		6,850,645
Interest and dividends		3,007,939
Transfer fees and clearing services		7,006,187
Other		142,653
Total Revenues		**88,115,791**
Expenses:		
Commissions, Compensations and related expenses		81,380,574
Communications		2,347,279
Clearing fees		697,833
Professional fees		1,895,709
Occupancy, equipment and other administrative expenses		1,538,496
Interest, taxes, licenses and registration		1,283,111
Total Expenses		**89,143,002**
Net Loss	**$**	**(1,027,211)**

See accompanying notes.

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)
Statement of Changes in Shareholder's Equity

For the Year Ended September 30, 2011

	Common Stock Shares	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance as of September 30, 2010	100	$ 2	$ 12,195,452	$ (9,880,780)	$ 2,314,674
Capital contribution by affiliates			1,509,119		1,509,119
Net loss				(1,027,211)	(1,027,211)
Balance as of September 30, 2011	100	$ 2	$ 13,704,571	$ (10,907,991)	$ 2,796,582

See accompanying notes.

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Cash Flows

For the Year Ended September 30, 2011

Operating Activities		
Net Loss	$	(1,027,211)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		172,606
Changes in operating assets and liabilities, net		
Due from clearing broker		123,219
Accounts receivable, prepaid expenses, and other current assets		1,456
Forgivable loans, and notes receivable		477,995
Securities held for resale, at market value		(43,431)
Securities sold, not yet purchased, at market value		2
Other assets		(188,365)
Accounts payable, accrued compensation, and other liabilities		480,033
Net cash provided used in operating activities		(3,696)
Investing Activities		
Securities owned Non_marketable at fair value		27,016
Purchases of property and equipment		(213,499)
Net cash used in investing activities		(186,483)
Financing Activities		
Subordinated borrowing - repayments		(650,000)
Due to affiliates		4,372
Secured demand note		500,000
Contribution from affiliates		1,509,119
Net cash provided by financing activities		1,363,491
Net increase in cash		1,173,313
Cash at beginning of the year		1,343,553
Cash at end of of the year	**$**	**2,516,866**
Cash Paid for:		
Income Taxes	$	-
Interest	$	15,157

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)
Notes to Financial Statements

1. Organization

Description of Business

National Securities Corporation, ("National" or the "Company") was incorporated in 1947 under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer in accordance with the Securities Exchange Act of 1934. The Company has offices throughout the United States with its principal office located in Seattle, Washington. The Company is an introducing broker and clears all transactions through National Financial Services ("NFS"), and Legent Clearing, LLC ("Legent"), its clearing firms, on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is a wholly-owned subsidiary of National Holdings Corporation ("NHLD").

2. Significant Accounting Policies and Other Matters

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Furthermore, the Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. We may have established liabilities for potential losses from such complaints, legal actions, government investigations and proceedings where necessary in accordance with GAAP. In establishing these liabilities, our management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of September 30, 2011, we accrued approximately $515,000 for these matters. These claims may be covered by our errors and omissions insurance policy. While we will vigorously defend ourselves in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

2. Significant Accounting Policies and Other Matters - Continued

Revenue Recognition and Other Matters

Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transactions on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firms, NFS and Legent. The interest is billed on the average daily balance of the margin account.

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the closing date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Net trading inventory gains result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking position in securities which may expose the Company to losses. Net trading profits are recorded on a trade date basis.

Transfer fees and clearing fees are fees charged to the broker and/or the client on customer security transaction in order to offset the Company's cost to produce statements, confirmations, and tax documents. They are recognized on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)
Notes to Financial Statements
(Continued)

2. Significant Accounting Policies and Other Matters - Continued

Income Taxes

The Company reports its income for federal tax purposes on a consolidated basis with NHLD on a tax allocation arrangement; however, the Company's federal income tax has been calculated on a separate return basis for these financial statements. The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or the entire deferred amount may not be realized.

Accounts Receivable – Net of allowance for doubtful accounts

The Company periodically receives payment from various investment banking deals, after the closing of the deal. These amounts are usually collected within sixty to ninety days and are always received. Additionally, other amounts due from unrelated parties are assessed and usually collected within thirty to sixty days. The Company has a historically high rate of collectability on all of these amounts and as of September 30, 2011 there was no reserve for doubtful accounts.

Notes Receivables - employees

The Company extends unsecured credit in the normal course of business to its registered representatives. The allowance for doubtful accounts reflects the amount of loss that can be reasonably estimated by management, and if any, is included in other expenses in the accompanying statement of operations. There was no allowance for doubtful accounts at September 30, 2011.

Forgivable loans - employees

Forgivable loans are given to certain registered representatives as an incentive for their affiliation with the Company. The representative signs an independent contractor agreement with National for a specified term, typically a three-year period along with a promissory note for an equivalent term. The advance is amortized on a straight-line basis or based on a percentage of production depending on the agreement with the representative, and is included in Commissions, Compensations and related expenses in the accompanying statement of operations. In the event the representative's affiliation with National terminates prior to the fulfillment of their contract, the representative is required to repay the unamortized balance in accordance with the terms of the promissory note.

Prepaid Insurance and other expenses

The Company obtains several forms of insurance in its day to day operations, some of which requires prepayment. These amounts may be prepaid as much as a year in advance, and are amortized over the life of the particular policy. Other prepaid expenses consist of technology and quotation services which are usually prepaid for up to three months in advance.

2. Significant Accounting Policies and Other Matters - Continued

Valuation of Investments

Marketable securities which consist of publicly traded unrestricted common stock and bonds are valued at the closing price on the valuation date.

Restricted securities which consist of restricted stock and or non-tradable warrants exercisable into freely trading common stock of public companies are carried at fair value based on readily available market prices for the underlying stock using estimates as determined in good faith by management.

Concentrations of Credit Risk

As of September 30, 2011, all cash balances in banks were fully insured by The Federal Deposit Insurance Corporation. The Company maintains its cash positions at high quality financial institutions.

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses three clearing brokers for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients

It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying statement of financial condition, and/or (iii) charged as an expense in the accompanying statement of financial condition, based on the particular facts and circumstances.

2. Significant Accounting Policies and Other Matters - Continued

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer The Company however does not require collateral from its customers or the clearing broker-dealer and potential losses could be material.

3. Securities Held for Resale – Marketable and Restricted

The Company policy is to resell these securities in anticipation of short-term market movements. The Company recognizes revenue for such equity instruments based on the fair market value of the stock and for stock purchase warrants based on the Black-Scholes valuation model, only when the underlying shares are registered. Realized gains or losses are recorded in the statement of operations when the underlying securities are sold. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair market value of the security as quoted on national or inter-dealer stock exchanges or, for stock purchase warrants, based on the Black-Scholes valuation model.

As of September 30, 2011, securities held for resale include:

Corporate Stocks	$	73,647
Restricted Securities		18,510
Total	$	92,157

Restricted securities at September 30, 2011 consisted of $18,510 of restricted securities and securities not having a ready market.

To determine the fair value, the Company used the professional standards for Fair Value Measurements. This method provides a fair value hierarchy which gives priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. There is no active market for the Company's non-marketable securities yet the prices for the underlying shares are quoted in the open market, thus we classified these assets as Level 2.

3. Securities Held for Resale – Marketable and Restricted - Continued

Securities Held for Resale

	Level 1	Level 2	Level 3	Total
Corporate Stocks	$ 73,647	$ -	$ -	$ 73,647
Restricted Securities	-	18,510	-	18,510
Total	$ 73,647	$ 18,510	$ -	$ 92,157

4. Related Party Transactions

The Company entered into a service agreement in October 2010 with its parent, National Holdings Corporation, whereby the Company agrees to make monthly payments of approximately $194,000 to the affiliate. In return, National Holdings Corporation provides the Company with certain consideration including insurance and benefits coverage, rent and utilities, communications services, equipment leases, email services and office supplies and other travel costs as needed. During the fiscal year ended September 30, 2011, the Company had paid approximately $2,388,265 to its affiliate related to this agreement.

The Company entered into a service agreement in October 2010 with its affiliate, vFinance Investments Inc., whereby the Company agrees to make monthly payments of approximately $15,000 to the affiliate. In return, vFinance Investments Inc. provides the Company with certain consideration including rent and utilities, communications services, postage, office supplies market quotation systems and equipment leases. During the fiscal year ended September 30, 2011, the Company had paid approximately $117,627 to its affiliate related to this agreement.

5. Property and equipment

Property and equipment as of September 30, 2011 consist of Furniture and Fixtures, Office Equipment, and Leasehold Improvements. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets for financial reporting purposes. Depreciation and amortization expense for the year ended September 30, 2011 was $ 172,606.

6. Liabilities Subordinated to the Claims of General Creditors

Subordinated borrowings represent a secured demand note and a subordinated loan that were entered into between the Company and related parties. The subordinated borrowings were entered into in accordance with the form prescribed by FINRA, and it is accounted for in accordance with broker-dealer accounting SEC rule 15c3-1d. The subordinated borrowings are additions to compute net capital under SEC rule 15c3-1. The borrowings are subordinated to the claims of present and future creditors of the Company and cannot be repaid where such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC rule 15c3-1.

On February 1, 2001, the Company entered into a three-year secured demand note collateral agreement with an employee of the Company and a former Director of NHLD, to borrow securities, which can be used by the Company for collateral arrangements. These securities have a borrowing value totaling $500,000. This note bears interest at 5% per annum with interest paid monthly. The secured demand note is currently in 'Suspended Repayment' status pursuant to SEC rule 15c3-1d. Certain of the securities, totaling $168,482 have been pledged as collateral for security deposits for office leases under two letters of credit. No amounts have been drawn on either of these letters of credit.

On June 30, 2009 and July 30, 2009, the Company entered into subordinated loan agreement with Legent, one of its clearing firms. The values of the loans are $100,000 and $250,000; bear interests of 4.5% and broker call plus 4.5% respectively. The interest on the $250,000 loan is paid monthly. The principal and the interest on the $100,000 loan were fully forgiven on June 30, 2010, and recognized as a reduction of clearing fees by the Company in 2010.

Consolidated Statement of Changes in Subordinated Borrowings:

Subordinated borrowings at September 30, 2010	$	650,000
Decreases:		
Repayment of loans		(550,000)
Total	$	100,000

7. Income Taxes

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

At September 30, 2011, the Company did not record a provision for income taxes due to a current year tax loss and tax loss carry forward from prior years.is as follows:

The Company's Deferred Tax Assets at September 30, 2011 were as follows:

Net operating loss carryovers	$ 4,600,000
Gross deferred tax assets	4,600,000
Valuation allowance	(4,600,000)
Net deferred tax assets	$ -

A reconciliation of the Company's income tax benefit applying the Federal statutory tax rate to its effective tax rate is as follows:

Income tax at the federal statutory rate	-35.0%
Permanent differences	12.0%
State statutory income tax rate,	
Net of federal tax Benefit	-3.7%
Change in valuation allowance	26.7%
Effective Tax Rate	0.0%

The Company's valuation allowance decreased by approximately $276,000 during the year ended September 30, 2011.

The Company's net operating loss carry forwards of approximately $12 million expire through September 30, 2031 and may be limited due to changes in ownership in accordance with IRC Section 382.

The Company's operations were included and reported in the consolidated tax return of its parent, National Holdings Corporation for the tax year ending September 30, 2008. The group's consolidated tax return for that tax year is currently under examination by the Internal Revenue Service. The Company and management of the parent company do not believe that the consolidated tax return being examined contains any significant errors, omissions, material misstatements, or unsustainable tax positions that could subject it to an assessment of tax, penalties and interest. Further, the Company and management of the parent company believe that there are sufficient net operating losses within the consolidated group to absorb any adjustments that might be proposed by the Internal Revenue Service. Accordingly, the Company has not recorded any liability, including contingent liabilities, or adjusted its tax provision, including deferred tax assets and the valuation allowance to reflect the possibility of a proposed adjustment.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)
Notes to Financial Statements
(Continued)

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. As of September 30, 2011, the Company is required to maintain a minimum net capital of $250,000. The net capital and excess net capital amounts for the Company are as follows:

Net Capital	$ 728,712
Excess Net Capital	$ 478,712

9. Leases

As of September 30, 2011, the Company leases office space and equipment in various states expiring at various dates through 2017 and is committed under operating leases for future minimum payments as follows:

For the Year Ending September 30, 2009		Amount
2012	$	2,344,990
2013		1,948,790
2014		441,910
2015		366,760
Total	$	5,102,450

The total amount of the rent payable under the lease is recognized on a straight line basis over the term of the lease. As of September 30, 2011 the Company no longer has a deferred rent payable and rental expense under all operating leases for the year ended September 30, 2011 was $2,435,481.

10. Commitments and Contingencies

The Company is a defendant or respondent in various pending and threatened arbitrations and administrative proceedings and lawsuits seeking compensatory damages in excess of $15,000,000. Claimants asserting claims specifically in connection with the sales of securities issued by Medical Capital and Provident Royalties entities alone, seek compensatory damages in excess of $4,000,000 (not including class actions, the compensatory amounts for which remain unknown). Claimants asserting claims unrelated to Medical Capital or Provident Royalties together seek compensatory damages in excess of $3,250,000. Many of these Claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and believes that the eventual outcome of these matters will not have a material adverse effect on the Company. However, the ultimate outcome of these matters cannot be determined at this time.

In November 2011, the Company settled several arbitrations related to the Medical Capital and Provident Royalties matters. Amounts relative to this settlement have been accrued for as of September 30, 2011 and are reflected in Accrued customer settlements. The claims made in these arbitrations exceeded $2,900,000. The Company expects to have a fully executed settlement agreement before November 30, 2011.

11. Employee Benefits

The Company has a defined 401(k) profit sharing plan (the "Plan") that covers substantially all of its employees. Under the terms of the Plan, participants can elect to defer up to 25% of eligible compensation, subject to certain limitations, by making voluntary contributions to the Plan. The Company's annual contributions are made at the discretion of the Board of Directors. During the year ended September 30, 2011, the Company made no contributions to the Plan.

12. Clearing Agreements

In April 2005, National entered into an agreement with NFS that became effective in June 2005 to be the Company's primary clearing broker. The clearing agreement was renegotiated in February 2010. In June 2007, National entered into a clearing agreement with Legent for the purpose of providing clearing services that are not provided by NFS and to maintain a pre-existing clearing relationship for brokers newly associated with National. A new clearing agreement with Legent was signed in May 2009. In June 2010 National ended its clearing agreement Penson.

13. Subsequent Events

The Company has evaluated subsequent events through November 28, 2011, which is the date the financial statements were issued, and except as disclosed herein, has concluded that no such events or transactions took place which would require disclosure herein.

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)

Computation of Net Capital

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2011

Net Capital	
Total shareholder's equity	$ 2,796,582
Add: subordinated borrowings allowable in computation of net capital	100,000
Total Capital and Allowable Subordinated Borrowings	2,896,582
Non-Allowable Assets	
Restricted Securities	18,510
Forgivable Loans - Employees	461,923
Notes Receivable - Employees, Net Allowance for Doubtful Accounts	482,218
Accounts Receivable, Net Allowance for Doubtful Accounts	155,576
Prepaid Expenses	407,348
Fixed Assets	472,487
Due from affiliates	65,382
Other Assets	78,078
Total Non-Allowable Assets	2,141,522
Net Capital Before Haircuts on Securities Positions	755,060
Haircuts on Securities	
Stocks and Bonds	12,795
Money market	2,504
Blockage Deduction	11,049
Total Haircuts on Securities Positions	26,348
Net Capital	**$ 728,712**

Reconciliation:	
Net capital, per unaudited September 30, 2011 FOCUS report, as filed	$ 1,005,298
Net audit adjustments	276,586
Net capital, per September 30, 2011 audited report, as filed	$ 728,712

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)
Statement Regarding SEC Rule 15c3-3

September 30, 2011

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii)(C) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To The Shareholders
National Securities Corporation

In planning and performing our audit of the financial statements of National Securities Corporation (the Company), as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the

entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered Brokers and Dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
November 28, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended September 30 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000164 FINRA SEP
National Securities Corporation
1001 4th Ave., Suite 3750
Seattle, WA 98154-1193

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Alan Levin 561-981-1007

2. A. General Assessment (item 2e from page 2)		$200,018
B. Less payment made with SIPC-6 filed (exclude interest) 4/28/11 Date Paid		(109,684)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		90,334
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$90,334
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$90,334	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

National Securities Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28th day of November, 20 11.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning October 1, 2010 and ending September 30, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$88,115,791
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	9,867
Total additions	9,867
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,771,172
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,099,444
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	44,798
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $15,157	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $1,203,094	
Enter the greater of line (i) or (ii)	1,203,094
Total deductions	8,118,508
2d. SIPC Net Operating Revenues	$80,007,150
2e. General Assessment @ .0025	$200,018

(to page 1, line 2.A.)

S&Co.

SHERB & CO., LLP

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholders
National Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation SIPC) for the period September 30, 2011, which were agreed to by National Securities Corporation ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period ended September 30, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP

Boca Raton, Florida
November 28, 2011